SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GENCOR INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

368678108

(CUSIP Number)

Domestic Securities, Inc, 160 Summit Avenue, Montvale, NJ 07645 (201) 782-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Domestic Securities, Inc. 22-2682329

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 439,041

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 439,041

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 439,041

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) C

Item 1.	Security and Issuer
Class A Common Stock
Gencor Industries, Inc. 5201 North Orange Blossom Trail Orlando, FL 32810

Item 2.	Identity and Background
(a)	Name of Person Filing: Domestic Securities, Inc.
(b)	Residence or business address: 160 Summit Avenue, Montvale, NJ 07645
(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Domestic Securities, Inc. is an NASD registered broker/dealer located at 160 Summit Avenue, Montvale, New Jersey 07645

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

None

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

None
(f)	Citizenship: United States

Item 3.	Source and Amount of Funds or Other Consideration
Working Capital.

Item 4.	Purpose of Transaction

Domestic has been an active market maker in Gencor stock for many years.  It has purchased the stock of Gencor for its market making activities, as an investment for its own account, and on behalf of its customers.  Domestic’s management is opposed to Gencor’s recent self-tender offer because they believe the price to be grossly inadequate and the offer to be not in the best interests of Gencor’s public shareholders.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

Domestic Securities purchased securities of Gencor for its market making activities and on behalf of its customers.  Domestic owned 544,776 shares of Gencor at the close of business on Dec. 2, 2003.  On Dec. 3, 2003, Domestic sold 268,638 Gencor shares to its affiliate Attain Technology, Inc. and an additional 268,638 Gencor shares to its affiliate Attain Services Corp.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries:
The issuer proposed a self-tender offer which was subsequently withdrawn.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.
None
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

None
(e) Any material change in the present capitalization or dividend policy of the issuer:
None

(f)                      Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:

None
(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:
None

(h)                   Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

None
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act:
None
(j) Any action similar to any of those enumerated above:
None.

Item 5.	Interest in Securities of the Issuer
(a)

State the aggregate number and percentage of the class of securities of the issuer identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2.  The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:
Amount beneficially owned at the close of business on November 28, 2003: 439,041 shares.
Percent of class 6.4%
(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  Provide the applicable information required by item 2 with respect to each person with whom the the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Sole power to vote or to direct the vote *	0
Shared power to vote or to direct the vote *	439,041
Shared with the co-directors of Domestic Securities, Inc., Harvey Houtkin and Mark Shefts	439,041

Sole power to dispose or to direct the disposition of *	0

Shared power to dispose or to direct the disposition of *	439,041
Shared with the co-directors of Domestic Securities, Inc., Harvey Houtkin and Mark Shefts
* At the close of business on Nov. 30, 2003

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

All of the following transactions were effected for Domestic Securities, Inc. as a market maker on the Pink Sheets

Date	Type	Amount	Price

10/3/03	B	1,000	$2,350.00
10/3/03	B	4,000	9,400.00
10/7/03	B	1,100	2,475.00
10/7/03	B	1,700	3,825.00
10/8/03	B	1,000	2,250.00

10/9/03	B	967	2,175,75
10/9/03	B	5,000	12,000.00
10/9/03	B	900	2,250.00
10/9/03	B	3,500	8,750.00
10/9/03	B	1,000	2,550.00
10/9/03	B	2,800	7,700.00
10/9/03	B	500	1,475.00
10/9/03	B	500	1,400.00
10/9/03	B	1,500	4,125.00
10/9/03	B	2,500	6,875.00
10/9/03	B	1,500	4,125.00
10/9/03	S	1,000	2,950.00
10/10/03	B	500	1,375.00
10/10/03	B	700	1,890.00
10/10/03	B	900	2,430.00
10/10/03	S	6,800	19,584.00
10/10/03	B	6,000	17,100.00
10/10/03	B	9,100	25,935.00
10/10/03	B	500	1,475.00
10/10/03	B	500	1,500.00
10/13/03	B	1,700	4,930.00
10/13/03	B	500	1,500.00
10/14/03	B	300	870.00
10/14/03	B	800	2,230.00
10/14/03	B	200	570.00
10/14/03	B	1,000	2,900.00
10/14/03	B	1,000	2,900.00
10/15/03	B	1,500	4,425.00
10/15/03	B	1,000	2,850.00
10/15/03	B	100	300.00
10/16/03	B	2,000	5,600.00
10/16/03	B	2,000	5,400.00
10/16/03	B	500	1,350.00
10/16/03	B	1,700	4,845.00
10/16/03	B	1,500	4,275.00
10/17/03	B	1,000	2,800.00
10/20/03	B	1,500	4,050.00
10/20/03	B	1,000	2,700.00
10/20/03	B	900	2,385.00
10/21/03	B	2,000	5,300.00
10/22/03	B	1,200	3,120.00
10/27/03	B	500	1,325.00
10/27/03	B	1,500	3,825.00
10/28/03	B	1,000	2,650.00
10/30/03	B	2,000	5,400.00

11/3/03	B	8,600	23,220.00
11/3/03	B	3,000	8,250.00
11/4/03	B	7,500	21,375.00
11/7/03	B	1,648	4,614.00
11/7/03	B	5,000	14,500.00
11/7/03	B	14,000	39,900.00
11/11/03	B	500	1,400.00
11/11/03	B	500	1,350.00
11/11/03	B	500	1,375.00
11/14/03	B	1,000	2,850.00
11/14/03	B	5,000	14,500.00
11/14/03	B	5,009	14,526.00
11/14/03	B	500	1,500.00
11/14/03	B	3,700	11,285.00
11/14/03	B	1,000	3,150.00
11/14/03	B	1,000	3,250.00
11/14/03	B	2,500	8,000.00
11/14/03	B	22,000	69,300.00
11/14/03	B	3,000	9,450.00
11/14/03	B	1,500	4,650.00
11/14/03	B	500	1,575.00
11/14/03	B	500	1,575.00
11/14/03	B	1,000	3,150.00
11/14/03	B	2,500	7,775.00
11/14/03	B	500	1,550.00
11/14/03	B	1,500	4,725.00
11/14/03	B	5,500	17,875.00
11/14/03	B	9,500	30,400.00
11/14/03	B	500	1,625.00
11/14/03	B	4,000	13,000.00
11/14/03	B	1,500	4,875.00
11/14/03	B	13,000	42,250.00
11/14/03	B	1,000	3,250.00
11/14/03	B	5,000	16,250.00
11/14/03	B	4,200	14,070.00
11/14/03	S	500	1,950.00
11/14/03	B	5,000	17,250.00
11/14/03	B	1,100	3,740.00
11/17/03	B	4,200	13,860.00
11/17/03	B	8,000	26,400.00
11/17/03	B	4,000	13,200.00
11/17/03	B	1,000	3,250.00
11/17/03	B	2,000	6,400.00
11/17/03	B	6,000	19,200.00
11/17/03	B	1,000	3,200.00

11/17/03	B	2,500	8,000.00
11/17/03	B	13,000	41,600.00
11/17/03	B	2,500	8,000.00
11/17/03	B	1,000	3,200.00
11/17/03	B	1,000	3,200.00
11/17/03	B	3,000	9,450.00
11/17/03	B	2,500	7,875.00
11/17/03	B	2,200	7,040.00
11/17/03	B	5,000	16,125.00
11/17/03	B	2,000	6,400.00
11/17/03	B	500	1,625.00
11/18/03	B	2,500	8,000.00
11/18/03	B	10,000	32,000.00
11/18/03	B	7,000	22,400.00
11/18/03	B	1,600	5,080.00
11/18/03	B	1,000	3,175.00
11/18/03	B	6,060	19,392.00
11/18/03	B	1,000	3,175.00
11/18/03	B	1,200	3,840.00
11/19/03	B	2,000	6,400.00
11/19/03	B	6,000	19,200.00
11/19/03	B	2,138	6,905.74
11/19/03	B	5,000	16,200.00
11/19/03	B	500	1,600.00
11/19/03	B	2,500	8,000.00
11/19/03	B	335	1,075.35
11/19/03	B	1,585	5,119.55
11/19/03	B	3,000	9,900.00
11/19/03	B	100	340.00
11/20/03	B	1,000	3,300.00
11/21/03	B	500	1,650.00
11/21/03	B	500	1,650.00
11/21/03	B	500	1,650.00
11/21/03	B	500	1,650.00
11/24/03	B	4,200	13,860.00
11/24/03	B	1,500	4,950.00
11/24/03	B	4,000	13,200.00
11/24/03	B	1,600	5,280.00
11/24/03	B	3,000	9,900.00
11/24/03	B	1,100	3,630.00
11/24/03	B	6,000	19,800.00
11/24/03	B	400	1,320.00
11/24/03	B	1,500	4,995.00
11/25/03	B	5,000	16,500.00
11/25/03	B	4,500	14,850.00

11/25/03	B	755	2,491.50
11/25/03	B	8,000	26,400.00
11/25/03	B	2,500	8,250.00
11/25/03	B	5,000	16,250.00
11/25/03	B	1,000	3,245.00
11/25/03	B	1,000	3,250.00
11/25/03	B	2,000	6,440.00
11/25/03	B	2,500	8,050.00
11/25/03	B	5,000	16,000.00
11/26/03	B	1,000	3,175.00
11/26/03	B	500	1,575,00
11/26/03	B	5,000	15,250.00
11/26/03	B	700	2,135.00
11/26/03	B	1,000	3,050.00
11/26/03	B	2,000	6,100.00
11/26/03	B	2,400	7,320.00
11/26/03	B	3,400	10,370.00
11/26/03	B	500	1,525.00
11/26/03	B	400	1,220.00
11/26/03	B	600	1,830.00
11/26/03	B	800	2,440.00
11/26/03	B	500	1,525.00
11/26/03	B	350	1,067.50
11/26/03	B	800	2,440.00
11/26/03	B	2,500	7,635.00
11/26/03	B	2,800	8,540.00
11/26/03	B	300	915.00
11/26/03	B	1,000	3,050.00
11/26/03	B	1,000	3,050.00
11/26/03	B	1,500	4,575.00
11/26/03	B	500	1,550.00
11/26/03	S	4,400	-13,639.36
11/26/03	B	4,400	13,639.36
11/26/03	B	4,400	13,640.00
11/28/03	B	3,754	11,637.40
11/28/03	B	1,102	3,416.20
11/28/03	B	2,000	6,200.00
11/28/03	B	1,500	4,695.00
11/28/03	B	500	1,555.00
12/01/03	B	4,000	12,600.00
12/01/03	B	500	1,600.00
12/01/03	B	500	1,600.00
12/01/03	B	500	1,600.00
12/01/03	B	1,601	5,203.25
12/01/03	B	6,500	21,450.00

12/01/03	B	9,200	30,360.00
12/01/03	B	4,500	14,760.00
12/01/03	B	5,800	19,140.00
12/01/03	B	6,500	21,255.00
12/01/03	B	11,000	36,080.00
12/01/03	B	15,178	49,783.84
12/01/03	B	7,500	24,600.00
12/01/03	B	1,000	3,279.00
12/01/03	B	14,600	47,888.00
12/01/03	B	8,000	26,240.00
12/02/03	B	1,000	3,250.00
12/02/03	B	10,000	32,500.00
12/02/03	B	15,000	48,750.00
12/02/03	B	3,000	9,600.00
12/02/03	B	3,000	9,600.00
12/02/03	B	3,000	9,600.00
12/02/03	B	4,000	12,800.00
12/02/03	B	1,603	5,145.63
12/02/03	B	11,700	37,908.00
12/02/03	B	8,000	25,680.00
12/02/03	B	4,800	15,456.00
12/02/03	B	500	1,605.00
12/02/03	B	300	966.00
12/02/03	B	2,600	8,450.00
12/02/03	B	3,400	10,948.00
12/02/03	B	2,000	6,440.00
12/02/03	B	3,500	11,270.00
12/02/03	B	3,300	10,626.00
12/02/03	B	2,500	8,050.00
12/02/03	B	7,500	24,150.00
12/02/03	B	10,100	32,522.00
12/02/03	B	1,400	4,508.00
12/03/03	S	268,638	832,738.82
12/03/03	B	500	1,610.00
12/03/08	B	5,000	16,100.00
12/03/03	B	500	1,615.00
12/03/03	B	1,900	6,137.00
12/03/03	B	2,700	8,775.00
12/03/03	B	2,200	7,150.00
12/03/03	B	5,000	16,500.00
12/03/03	B	500	1,650.00
12/03/03	B	500	1,650.00
12/03/03	B	700	2,275.00
12/03/03	B	1,000	3,250.00
12.03/03	S	268,638	832,738.82
12/03/03	B	600	1,950.00
12/03/03	B	247	802.75
12/03/03	B	750	2,475.00
12/03/03	B	900	2,925.00
12/03/03	B	2,500	8,250.00
12/03/03	B	3,800	12,540.00
12/03/03	B	5,000	16,500.00
12/03/03	S	10,000	33,998.40

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Shares owned by Domestic Securities, Inc. and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the issuer, are shared equally by the co-directors of Domestic, Mark Shefts and Harvey Houtkin.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

None.

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2003
Date
s/Mark Shefts
Signature

Name/Title